American National Bankshares Inc. and Subsidiaries
Consolidated Balance Sheets
(Dollars in thousands, except share and per share data)
Unaudited

		December 31		
ASSETS		2014		2013
Cash and due from banks	$	29,272	$	19,808
Interest-bearing deposits in other banks		38,031		47,873
Securities available for sale, at fair value		344,716		346,124
Restricted stock, at cost		4,534		4,889
Loans held for sale		616		2,760
Loans		840,925		794,671
Less allowance for loan losses		(12,427)		(12,600)
Net Loans		828,498		782,071
Premises and equipment, net		23,025		23,674
Other real estate owned, net		2,119		3,422
Goodwill		39,043		39,043
Core deposit intangibles, net		2,045		3,159
Bank owned life insurance		15,193		14,746
Accrued interest receivable and other assets		19,400		19,943
Total assets	$	1,346,492	$	1,307,512
Liabilities				
Demand deposits -- noninterest-bearing	$	254,458	$	229,347
Demand deposits -- interest-bearing		193,432		167,736
Money market deposits		174,000		185,270
Savings deposits		90,130		85,724
Time deposits		363,817		389,598
Total deposits		1,075,837		1,057,675
Customer repurchase agreements		53,480		39,478
Long-term borrowings		9,935		9,951
Trust preferred capital notes		27,521		27,419
Accrued interest payable and other liabilities		5,939		5,438
Total liabilities		1,172,712		1,139,961
Shareholders' equity				
Preferred stock, $5 par, 2,000,000 shares authorized, none outstanding		-		-
Common stock, $1 par, 20,000,000 shares authorized, 7,872,362 shares outstanding at December 31, 2014 and 7,890,697 shares outstanding at December 31, 2013		7,872		7,891
Capital in excess of par value		57,650		58,050
Retained earnings		104,594		99,090
Accumulated other comprehensive income, net		3,664		2,520
Total shareholders' equity		173,780		167,551
Total liabilities and shareholders' equity	$	1,346,492	$	1,307,512

American National Bankshares Inc. and Subsidiaries
Consolidated Statements of Income
(Dollars in thousands, except share and per share data)
Unaudited

	Three Months Ended December 31		Twelve Months Ended December 31	
	2014	2013	2014	2013
Interest and Dividend Income:				
Interest and fees on loans	$ 9,859	$ 10,964	$ 39,257	$ 44,817
Interest and dividends on securities:				
Taxable	925	956	3,775	3,530
Tax-exempt	954	1,060	3,971	4,213
Dividends	75	69	296	245
Other interest income	56	45	156	151
Total interest and dividend income	11,869	13,094	47,455	52,956
Interest Expense:				
Interest on deposits	1,144	1,317	4,654	5,460
Interest on short-term borrowings	1	2	9	40
Interest on long-term borrowings	82	83	325	329
Interest on trust preferred capital notes	187	187	742	754
Total interest expense	1,414	1,589	5,730	6,583
Net Interest Income	10,455	11,505	41,725	46,373
Provision for loan losses	250	-	400	294
Net Interest Income After Provision				
for Loan Losses	10,205	11,505	41,325	46,079
Noninterest Income:				
Trust fees	1,065	1,080	4,196	3,689
Service charges on deposit accounts	450	460	1,735	1,750
Other fees and commissions	487	471	1,903	1,864
Mortgage banking income	246	295	1,126	2,008
Securities gains (losses), net	1	(11)	505	192
Other	543	309	1,711	1,324
Total noninterest income	2,792	2,604	11,176	10,827
Noninterest Expense:				
Salaries	3,798	3,507	14,688	14,059
Employee benefits	367	1,226	2,988	3,848
Occupancy and equipment	948	893	3,727	3,614
FDIC assessment	161	162	647	647
Bank franchise tax	232	186	901	745
Core deposit intangible amortization	226	330	1,114	1,501
Data processing	394	356	1,448	1,248
Software	274	264	1,019	923
Foreclosed real estate, net	92	842	240	1,523
Merger related expenses	512	-	780	-
Other	1,939	2,138	7,006	6,997
Total noninterest expense	8,943	9,904	34,558	35,105
Income Before Income Taxes	4,054	4,205	17,943	21,801
Income Taxes	1,164	1,062	5,202	6,054
Net Income	$ 2,890	$ 3,143	$ 12,741	$ 15,747
Net Income Per Common Share:				
Basic	$ 0.37	$ 0.40	$ 1.62	$ 2.00
Diluted	$ 0.37	$ 0.40	$ 1.62	$ 2.00
Average Common Shares Outstanding:				
Basic	7,855,872	7,887,811	7,867,198	7,872,870
Diluted	7,866,111	7,901,198	7,877,576	7,884,561

American National Bankshares Inc. and Subsidiaries
Financial Highlights

(In thousands, except share, ratio and nonfinancial data, unaudited)	4th Qtr 2014	3rd Qtr 2014	4th Qtr 2013	YTD 2014	YTD 2013
EARNINGS					
Interest income	$ 11,869	$ 11,852	$ 13,094	$ 47,455	$ 52,956
Interest expense	1,414	1,392	1,589	5,730	6,583
Net interest income	10,455	10,460	11,505	41,725	46,373
Provision for loan losses	250	-	-	400	294
Noninterest income	2,792	2,981	2,604	11,176	10,827
Noninterest expense	8,943	8,827	9,904	34,558	35,105
Income taxes	1,164	1,446	1,062	5,202	6,054
Net income	2,890	3,168	3,143	12,741	15,747
PER COMMON SHARE					
Earnings per share - basic	$ 0.37	$ 0.40	$ 0.40	$ 1.62	$ 2.00
Earnings per share - diluted	0.37	0.40	0.40	1.62	2.00
Cash dividends paid	0.23	0.23	0.23	0.92	0.92
Book value per share	22.07	22.08	21.23	22.07	21.23
Book value per share - tangible (a)	16.86	16.81	15.89	16.86	15.89
Closing market price	24.81	22.75	26.25	24.81	26.25
FINANCIAL RATIOS					
Return on average assets	0.86%	0.97%	0.95%	0.97%	1.20%
Return on average equity	6.63	7.35	7.50	7.40	9.52
Return on average tangible equity (b)	9.12	10.12	10.86	10.31	13.75
Average equity to average assets	13.04	13.18	12.67	13.12	12.65
Tangible equity to tangible assets (a)	10.16	10.32	9.91	10.16	9.91
Net interest margin, taxable equivalent	3.59	3.68	4.00	3.66	4.10
Efficiency ratio (e)	64.60	64.35	62.28	63.41	57.57
Effective tax rate	28.71	31.34	25.26	28.99	27.77
PERIOD-END BALANCES					
Securities	$ 349,250	$ 333,063	$ 351,013	$ 349,250	$ 351,013
Loans held for sale	616	811	2,760	616	2,760
Loans, net of unearned income	840,925	816,588	794,671	840,925	794,671
Goodwill and other intangibles	41,088	41,314	42,202	41,088	42,202
Assets	1,346,492	1,319,157	1,307,512	1,346,492	1,307,512
Assets - tangible (a)	1,305,404	1,277,843	1,265,310	1,305,404	1,265,310
Deposits	1,075,837	1,051,060	1,057,675	1,075,837	1,057,675
Customer repurchase agreements	53,480	51,945	39,478	53,480	39,478
Long-term borrowings	37,456	37,425	37,370	37,456	37,370
Shareholders' equity	173,780	173,165	167,551	173,780	167,551
Shareholders' equity - tangible (a)	132,692	131,851	125,349	132,692	125,349
AVERAGE BALANCES					
Securities	$ 331,785	$ 329,455	$ 350,974	$ 338,468	$ 338,605
Loans held for sale	982	1,998	1,669	1,672	4,948
Loans, net of unearned income	815,271	815,564	793,007	803,187	789,406
Interest-earning assets	1,220,818	1,191,761	1,206,058	1,196,095	1,186,816
Goodwill and other intangibles	41,222	41,455	42,404	41,620	42,949
Assets	1,338,240	1,309,120	1,322,242	1,312,472	1,307,154
Assets - tangible (a)	1,297,018	1,267,665	1,279,838	1,270,852	1,264,205
Interest-bearing deposits	816,965	806,267	829,753	818,381	829,212
Deposits	1,069,995	1,044,913	1,063,920	1,052,530	1,050,192
Customer repurchase agreements	50,493	45,725	47,220	43,724	47,816
Long-term borrowings	37,438	37,406	37,380	37,398	37,437
Shareholders' equity	174,453	172,493	167,545	172,207	165,338
Shareholders' equity - tangible (a)	133,231	131,038	125,141	130,587	122,389

American National Bankshares Inc. and Subsidiaries
Financial Highlights

(In thousands, except share, ratio and nonfinancial data, unaudited)	4th Qtr 2014		3rd Qtr 2014		4th Qtr 2013		YTD 2014		YTD 2013
CAPITAL									
Average shares outstanding - basic	**7,855,872**		7,841,078		7,887,811		**7,867,198**		7,872,870
Average shares outstanding - diluted	**7,866,111**		7,851,735		7,901,198		**7,877,576**		7,884,561
ALLOWANCE FOR LOAN LOSSES									
Beginning balance	$	**12,620**	$	12,763	$	12,684	$	**12,600**	$	12,118
Provision for loan losses		**250**		-		0		**400**		294
Charge-offs		**(566)**		(230)		(208)		**(964)**		(837)
Recoveries		**123**		87		124		**391**		1,025
Ending balance	$	**12,427**	$	12,620	$	12,600	$	**12,427**	$	12,600
LOANS									
Construction and land development	$	**50,863**	$	47,060	$	41,822	$	**50,863**	$	41,822
Commercial real estate		**391,472**		371,743		364,616		**391,472**		364,616
Residential real estate		**175,293**		175,091		171,917		**175,293**		171,917
Home equity		**91,075**		90,952		87,797		**91,075**		87,797
Commercial and industrial		**126,981**		126,437		122,553		**126,981**		122,553
Consumer		**5,241**		5,305		5,966		**5,241**		5,966
Total	$	**840,925**	$	816,588	$	794,671	$	**840,925**	$	794,671
NONPERFORMING ASSETS AT PERIOD-END									
Nonperforming loans:									
90 days past due and accruing	$	**-**	$	-	$	-	$	**-**	$	-
Nonaccrual		**4,112**		4,494		5,071		**4,112**		5,071
Foreclosed real estate		**2,119**		2,364		3,422		**2,119**		3,422
Nonperforming assets	$	**6,231**	$	6,858	$	8,493	$	**6,231**	$	8,493
ASSET QUALITY RATIOS									
Allowance for loan losses to total loans		**1.48**		1.55		1.59		**1.48**		1.59
Allowance for loan losses to nonperforming loans		**302.21**		280.82		248.47		**302.21**		248.47
Nonperforming assets to total assets		**0.46**		0.52		0.65		**0.46**		0.65
Nonperforming loans to total loans		**0.49**		0.55		0.64		**0.49**		0.64
Annualized net charge-offs (recoveries) to average loans		**0.22**%		0.07%		0.04%		**0.07**%		(0.02) %
OTHER DATA									
Fiduciary assets at period-end (c)	$	**450,498**	$	441,753	$	442,583	$	**450,498**	$	442,583
Retail brokerage assets at period-end (c)	$	**210,265**	$	201,327	$	185,810	$	**210,265**	$	185,810
Number full-time equivalent employees (d)		**284**		292		290		**284**		290
Number of full service offices		**24**		24		25		**24**		25
Number of loan production offices		**2**		2		2		**2**		2
Number of ATM's		**31**		30		31		**31**		31

Notes:

(a) - Excludes goodwill and other intangible assets

(b) - Excludes amortization expense, net of tax, of intangible assets

(c) - Market value

(d) - Average for quarter

(e) - The efficiency ratio is calculated by dividing noninterest expense excluding gains or losses on the sale of OREO by net interest income including tax equivalent income on nontaxable loans and securities and excluding (a) gains or losses on securities and (b) gains or losses on sale of premises and equipment.

Net Interest Income Analysis
For the Three Months Ended December 31, 2014 and 2013
(in thousands, except rates)

	Average Balance		Interest Income/Expense		Yield/Rate	
	2014	2013	2014	2013	2014	2013
Loans:						
Commercial	$ 122,414	$ 118,431	$ 1,340	$ 1,376	4.34%	4.61%
Real estate	689,167	670,720	8,436	9,498	4.90	5.66
Consumer	4,672	5,525	93	87	7.90	6.25
Total loans	816,253	794,676	9,869	10,961	4.83	5.51
Securities:						
Federal agencies	77,015	66,613	235	164	1.22	0.98
Mortgage-backed & CMO's	58,281	70,821	337	402	2.31	2.27
State and municipal	182,501	196,643	1,759	1,946	3.86	3.96
Other	13,988	16,897	115	124	3.29	2.94
Total securities	331,785	350,974	2,446	2,636	2.95	3.00
Deposits in other banks	72,780	60,408	56	45	0.31	0.30
Total interest-earning assets	1,220,818	1,206,058	12,371	13,642	4.05	4.52
Non-earning assets	117,422	116,184				
Total assets	$ 1,338,240	$ 1,322,242				
Deposits:						
Demand	$ 192,757	$ 163,809	15	26	0.03	0.06
Money market	176,353	186,391	56	84	0.13	0.18
Savings	89,648	85,061	12	17	0.05	0.08
Time	358,207	394,492	1,061	1,190	1.18	1.20
Total deposits	816,965	829,753	1,144	1,317	0.56	0.63
Customer repurchase agreements	50,493	47,220	1	2	0.01	0.02
Other short-term borrowings	-	2	-	-	-	0.75
Long-term borrowings	37,438	37,380	269	270	2.87	2.89
Total interest-bearing liabilities	904,896	914,355	1,414	1,589	0.62	0.69
Noninterest bearing demand deposits	253,030	234,167				
Other liabilities	5,861	6,175				
Shareholders' equity	174,453	167,545				
Total liabilities and shareholders' equity	$ 1,338,240	$ 1,322,242				
Interest rate spread					3.43%	3.83%
Net interest margin					3.59%	4.00%
Net interest income (taxable equivalent basis)			10,957	12,053		
Less: Taxable equivalent adjustment			502	548		
Net interest income			$ 10,455	$ 11,505		

Net Interest Income Analysis
For the Years Ended December 31, 2014 and 2013
(in thousands, except yields and rates)

	Average Balance		Interest Income/Expense		Yield/Rate	
	2014	2013	2014	2013	2014	2013
Loans:						
Commercial	$ 122,434	$ 125,283	$ 5,436	$ 6,082	4.44%	4.85%
Real estate	677,633	663,224	33,508	38,425	4.94	5.79
Consumer	4,792	5,847	354	403	7.39	6.89
Total loans	804,859	794,354	39,298	44,910	4.88	5.65
Securities:						
Federal agencies	74,390	55,435	852	532	1.15	0.96
Mortgage-backed & CMO's	61,377	74,909	1,453	1,442	2.37	1.93
State and municipal	187,595	193,254	7,307	7,750	3.90	4.01
Other	15,106	15,007	477	430	3.16	2.87
Total securities	338,468	338,605	10,089	10,154	2.98	3.00
Deposits in other banks	52,768	53,857	156	151	0.30	0.28
Total interest-earning assets	1,196,095	1,186,816	49,543	55,215	4.14	4.65
Non-earning assets	116,377	120,338				
Total assets	$ 1,312,472	$ 1,307,154				
Deposits:						
Demand	$ 183,994	$ 161,602	71	111	0.04	0.07
Money market	177,046	178,235	232	338	0.13	0.19
Savings	88,629	84,162	47	71	0.05	0.08
Time	368,712	405,213	4,304	4,940	1.17	1.22
Total deposits	818,381	829,212	4,654	5,460	0.57	0.66
Customer repurchase agreements	43,724	47,816	7	40	0.02	0.08
Other short-term borrowings	701	1	2	-	0.29	0.40
Long-term borrowings	37,398	37,437	1,067	1,083	2.85	2.89
Total interest-bearing liabilities	900,204	914,466	5,730	6,583	0.64	0.72
Noninterest bearing demand deposits	234,149	220,980				
Other liabilities	5,912	6,370				
Shareholders' equity	172,207	165,338				
Total liabilities and shareholders' equity	$ 1,312,472	$ 1,307,154				
Interest rate spread					3.50%	3.93%
Net interest margin					3.66%	4.10%
Net interest income (taxable equivalent basis)			43,813	48,632		
Less: Taxable equivalent adjustment			2,088	2,259		
Net interest income			$ 41,725	$ 46,373		